IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES INITIAL DRILLING RESULTS TESTING THE UNDERGROUND MINING POTENTIAL AT ITS SARAMACCA PROJECT, SURINAME

Toronto, Ontario, August 7, 2019 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced results from an exploration drilling program completed on the Saramacca Joint Venture Project (the "Saramacca Project"), located 25 kilometres southwest of its Rosebel operation and 125 kilometres south of Paramaribo, Suriname. The Saramacca Project is a 70:30 joint venture between IAMGOLD's Rosebel Gold Mines N.V. ("RGM") and the Government of Suriname.

The Company is reporting assay results from fifteen diamond drill holes totaling 9,843 meters completed to test the main fault corridor as part of its 2018 – 2019 exploration drilling program to evaluate the underground resource potential of the Saramacca deposit. Along with these results, the Company is highlighting assay results from seven diamond drill holes totaling 2,233 metres which were completed as part of previous drilling campaigns to support various technical studies relating to the Saramacca development. These latter drill holes pierce below the current Mineral Reserve design pit and are therefore considered relevant to the evaluation of potential underground mineral resources.

The Company is also reporting results from twelve diamond and reverse circulation drill holes totaling 2,061 meters which intersected near surface mineralization on a secondary mineralized corridor to the northwest along strike of the Saramacca deposit. This area is being considered as a potential location for a portal for underground access.

The assay results are provided in Tables 1 to 3 below and include the following highlights (drill hole longitudinal sections are attached to this news release):

Saramacca Underground Potential:

- **Drill hole SMD-0067:** **21.0 metres grading 6.05 g/t Au**
  includes: 10.5 metres grading 9.72 g/t Au
- **Drill hole SMD-0068:** **19.5 metres grading 5.62 g/t Au**
- **Drill hole SMD-0069:** **20.0 metres grading 5.77 g/t Au**
  includes: 4.5 metres grading 10.86 g/t Au
- **Drill hole SMD-0071B:** **22.7 metres grading 8.54 g/t Au**
  includes: 9.0 metres grading 15.23 g/t Au
- **Drill hole SMRC-0008:** **24.0 metres grading 9.67 g/t Au**
  includes: 6.0 metres grading 26.41 g/t Au

Saramacca Secondary Structure:

- **Drill hole SMRC-0008:** **6.0 metres grading 26.41 g/t Au**
  and **6.0 metres grading 11.46 g/t Au**
- **Drill hole SMD-0082:** **4.5 metres grading 19.99 g/t Au**
- **Drill hole SMD-0090A:** **6.0 metres grading 10.19 g/t Au**

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "The initial results from the drilling program to evaluate the potential for underground resources are very encouraging and justify additional diamond drilling to delineate mineral resources which could be extracted by underground mining methods. The drilling results along strike of the Saramacca deposit also continue to highlight the exploration potential to further expand the mineral resources at and along the Saramacca mineralized trend."

The Saramacca Project (on a 100% basis), based on an open pit mining scenario, hosts estimated Proven and Probable Mineral Reserves totaling 1.5 million ounces of contained gold and Measured and Indicated Mineral Resources (inclusive of Reserves) totaling 1.8 million ounces of contained gold, and Inferred

Mineral Resources totaling 0.3 million ounces of contained gold (see news releases dated September 23, 2018 and February 19, 2019). The Saramacca underground mining potential drilling program focused on confirming continuity of mineralization below the current Mineral Reserve design pit and to advance the delineation of potential underground mineral resources which could enhance the future economic upside of the project and the RGM operation. In addition, a secondary mineralization corridor was also discovered approximately 300 meters to the northwest of the design pit, in an area considered favorable for a potential portal installation due to a relatively thin saprolitic profile.

2018 – 2019 Exploration Program

The 2018 – 2019 underground potential exploration drilling program was designed to test whether high grade gold mineralization's intersected within or in the immediate proximity of the current Saramacca pit design extends at depth.

The drilling program has confirmed the presence of a wide corridor of mineralization with approximate dimensions of 200 metres (strike), 15 metres (width) and 200 metres (depth) located below the reserve design pit (see Table 1 & 2). The discovery of a secondary mineralized corridor in an area being considered for the location of a portal also demonstrates the potential for further resource expansion (see Table 3). This secondary zone has been intersected in drilling for 300 meters along strike, over a variable width of 1 to 10 meters (width), extending to a depth of 200 meters (depth), and remains open in all directions.

The main mineralization corridor was targeted using drill hole spacing of approximately 70 metres, although the actual spacing varies from 15 metres to 100 metres (see Figure 1: longitudinal section below). The gold mineralization is generally confined within the main fault area, which is continuous from surface to a depth of more than 500 metres vertically, including about 400 metres into hard rock (below the Saprolitic profile). The secondary corridor has been drilled with a spacing varying from 50 to 100 meters (see Figure 2). The geometry, orientation and continuity of the secondary corridor is still under evaluation, but appears to follow the same northwest trend as the main deposit, with a sub-vertical dip.

The Saramacca main deposit has been delineated for at least two kilometres along strike (as constrained within the current resource pit design), and only a 300 meters strike length has been investigated at depth for potential underground resources.

Next Steps

Based on the encouraging results, the Company will continue a surface delineation drilling program in 2019 to better define the Saramacca deposit at depth in an effort to increase the geological model definition and evaluate the potential for underground mining at Saramacca. The Company will use the results of the drilling programs to support a concept study to demonstrate the economic viability of a potential underground development.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.

The "Qualified Person" responsible for the supervision of the preparation, verification and review of the technical information in this release is Raphael Dutaut, P.Geo., Manager Resources Geology for IAMGOLD. He is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on and is responsible for the planning, supervision and execution of the diamond drilling program. The technical information has been included herein with the consent and prior review of the above noted Qualified Person.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (NQ size within mineralized envelop) samples are selected by the RGM-IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from 60 centimeters to thee metres, with the vast majority being one and a half metres in length depending on the geological observations. Samples were stored in sealed plastic bags and packed into fiber backs onto a pallet where they were shrink wrapped for transport. A formal chain-of-custody procedure was adopted for security of samples until their delivery at the laboratory.

The internal RGM laboratory (the "Internal Laboratory") was used to complete the assay analyses. The Internal Laboratory (certification ISO/IEC 17025:2005) completed the following: Samples are coarse crushed to 75% passing 2.35 mm screen (8 mesh screen), riffle split (700 gram) and (mild steel) to 95% passing 88μm (170 mesh). Cleaner sand is included. Samples were analyzed using a standard 30 gram fire assay (30 g aliquot) with an Atomic Absorption (AA) finish. For samples that returned assay values over 0.3 grams per tonne (g/t), a second cut is taken from the original pulp and fire assayed a second time. IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control.

External checks are performed at Filab Suriname Laboratory ("Filab"), which is an ALS Limited representative in Suriname. Filab is a commercial certified laboratory (ISO 9001:2015) which is using a very similar procedure comprising the following: Samples are coarse crushed to 75% passing 2.35 mm screen (8 mesh screen), riffle split (700 gram) and pulverize to 85% passing 88μm (170 mesh). Cleaner sand included. Samples were analyzed using a standard 30 gram fire assay (30 g aliquot) with an Atomic Absorption (AA) finish. For samples that return assay values over 3.0 grams per tonne (g/t), another cut was taken from the original pulp and fire assayed with a gravimetric finish was performed. IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control. External QA-QC checks done since two years confirmed the reliability of the Internal Laboratory results, although the latest assays results were not yet sent for external checks.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "to earn", "to have', "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/accueil/default.aspx.

Table 1 Saramacca Underground Mining Project Drilling Results - 2018-2019 Drilling Program										
Hole No.	UTM WGS84 Zone 21N			AZ	DIP	EOH	From	To	Core Interval (1)	Au (2)
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
SMD-0066A	678,519	544,724	209	213	-55	651	540.0	559.5	19.5	3.08
Including (3)							552.0	558.0	6.0	4.82
SMD-0067	678,480	544,752	207	213	-55	600	514.5	535.5	21.0	6.05
Including (3)							525.0	535.5	10.5	9.72
SMD-0068	678,519	544,636	215	211	-55	552	465.0	484.5	19.5	5.62
SMD-0069	678,552	544,681	210	213	-55	600	532.5	552.5	20.0	5.77
Including (3)							546.0	550.5	4.5	10.86
SMD-0070B	678,601	544,791	176	212	-55	801	636.5	639.5	3.0	2.70
SMD-0071B	678,462	544,767	204	212	-57	597	525.0	547.7	22.7	8.54
Including (3)							531.0	540.0	9.0	15.23
SMD-0072	678,578	544,590	209	212	-52	501	470.0	472.9	2.9	2.39
SMD-0075	678,420	544,758	206	212	-55	552	no significant results			
SMD-0078	678,616	544,710	194	212	-57	702	no significant results			
SMD-0080B	678,674	544,860	165	212	-60	954	727.5	730.5	3.0	3.02
SMD-0083A	678,619	544,708	194	217	-55	750	619.0	622.0	3.0	3.32
SMD-0085	678,543	544,848	171	215	-53	762	no significant results			
SMD-0086	678,477	544,888	167	204	-58	744	no significant results			
SMD-0088	678,521	544,720	209	213	-52	576	531.0	547.5	16.5	2.05
SMD-0089A	678,540	544,618	213	213	-52	501	442.5	462.0	19.5	3.12
Including (3)							460.5	462.0	1.5	15.50

Table 2 Saramacca Underground Mining Project Drilling Results - 2017-2018 Drilling Program										
Hole No.	UTM WGS84 Zone 21N			AZ	DIP	EOH	From	To	Core Interval (1)	Au (2)
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
SMD-0004	678,413	544,661	223	215	-55	450	349.5	358.0	8.5	11.07
SMD-0005	678,450	544,625	225	215	-51	411	366.5	395.0	28.5	5.96
Including (3)							383.0	392.0	9.0	8.38
SMD-0030	678,408	544,697	220	215	-55	453	396.0	406.5	10.5	4.09
SMD-0031	678,526	544,562	213	215	-50	402	351.0	360.0	9.0	3.06
SMDD17-213	678,478	544,616	219	215	-50	432	360.5	393.3	32.8	4.72
Including (3)							371.0	381.5	10.5	7.47
SMDD17-227	678,490	544,708	215	215	-50	483	460.5	481.0	20.5	3.25
Including (3)							468.0	472.0	4.0	6.29
SMDD17-255	678,509	544,567	215	215	-50	402	348.5	362.5	14.0	17.77
Including (3)							348.5	350.0	1.5	147.60

Table 3 Saramacca Underground Mining Project Drilling Results – Secondary Mineralized Zone										
Hole No.	UTM WGS84 Zone 21N			AZ	DIP	EOH	From	To	Core Interval [1]	Au [2]
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
SMD-0079	678,123	545,259	55	215	-50	150	113.2	114.2	1.0	23.36
SMD-0081	677,998	545,249	57	215	-51	150	79.5	84.0	4.5	7.85
SMD-0082	678,011	545,448	56	35	-40	150	109.5	114.0	4.5	19.99
Including (3)							109.5	112.5	3.0	27.77
SMD-0090A	677,885	545,459	90	35	-50	165	231.0	237.0	6.0	10.19
Including (3)							231.0	235.5	4.5	12.04
SMD-0091	677,885	545,459	90	35	-50	165	60.0	67.5	7.5	2.54
SMD-0092	677,945	545,211	62	35	-52	249	181.5	183.0	1.5	111.40
SMD-0093	678,023	545,150	88	35	-50	228	178.3	179.3	1.0	58.21
SMRC-0016	678,035	545,415	53	215	-50	150	100.0	110.0	10.0	3.09
SMRC-0008	678,100	545310	55	213	-48	150	72.0	96.0	24.0	9.67
Including (3)							72.0	78.0	6.0	11.46
							90.0	96.0	6.0	26.41
SMRC-0023	677,994	545,496	62	215	-50	150	92.0	96.0	4.0	5.10
Including (3)							92.0	94.0	2.0	9.33
SMRC-0025	678,147	545,216	78	215	-50	150	58.0	60.0	2.0	3.34
SMDD18-276	677,992	545,194	68	35	-49	204	133.5	135.0	1.5	9.76

Notes:
1. Estimated true widths are approximately 65 to 90% of the Core Interval.
2. Drill hole intercepts are calculated with a lower cut-off grade of 2.0 g/t Au.
3. Assay intervals are reported uncut, but higher grade sub intervals are shown.
4. Reverse Circulation (RC) holes from 2016 campaign.

Figure 1: Saramacca – Underground potential drill hole long section and highlighted 2018-2019 assay results for the main Fault corridor.



SARAMACCA PROJECT Underground
Potential Drilling Program
Main Fault Corridor
A
B
N
1000m
Soft Material
Hard Material
SMDD17-213
32.8m at 4.72 g/t Au
SMDD17-255
14.0m at 17.77 g/t Au
SMD-0005
28.5m at 5.96 g/t Au
SMD-0031
9m at 3.06 g/t Au
SMD-0004
8.5m at 11.07 g/t Au
SMD-0089A
19.5m at 3.12 g/t Au
SMD-0030
10.5m at 4.09 g/t Au
SMD-0068
19.5m at 5.62 g/t Au
SMD-0072
2.9m at 2.39 g/t Au
SMDD17-227
20.5m at 3.25 g/t Au
SMD-0088
16.5m at 2.05 g/t Au
SMD-0069
20.0m at 5.77 g/t Au
SMD-0075
no significant results
SMD-0067
21m at 6.05 g/t Au
SMD-0078
no significant results
SMD-0071B
22.7m at 8.54 g/t Au
SMD-0085 & SMD-0086
no significant results
SMD-0083A
3.0m at 3.32 g/t Au
SMD-0066A
19.5m at 3.08 g/t Au
SMD-0070B
3.0m at 2.70 g/t Au
SMD-0080B
3.0m at 3.02 g/t Au
100
0
100 Meters
LEGEND
2018-2019 Underground Investigation Drill Holes
2017-2018 Drill Holes Impacting Underground Potential
Others Drill Holes
Topography
Soft / Hard Rock Contact
Current Reserves Pit Design

Figure 2: Saramacca – Underground potential drill hole long section and highlighted 2018-2019 assay results for secondary mineralized corridor.


A
B
SARAMACCA PROJECT
Underground Potential Drilling Program
Secondary Mineralized Corridor
N
1000m
Soft Material
Hard Material
SMD-0091
7.5m at 2.54 g/t Au
SMD-0081
4.5m at 7.85 g/t Au
SMRC-0008
24.0m at 9.67 g/t Au
SMRC-0025
2.0m at 3.34 g/t Au
SMRC16-034
no significant results
SMRC-0016
10.0m at 3.09 g/t Au
SMRC-0023
4.0m at 5.10 g/t Au
SMDD17-271
no significant results
SMD-0079
1.0m at 23.36 g/t Au
SMD-0093
1.0m at 58.21 g/t Au
SMD-0082
4.5m at 19.99 g/t Au
SMD-0092
1.5m at 111.40 g/t Au
SMDD18-276
1.5m at 9.76 g/t Au
SMD-0090A
6.0m at 10.19 g/t Au
100
0
100 Meters
LEGEND
2018-2019 Underground Investigation Drill Holes
2017-2018 Drill Holes Impacting Underground Potential
Others Drill Holes
Topography
Soft / Hard Rock contact